NEWS RELEASE

North American Palladium Announces Third Quarter 2012 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, November 7, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced financial and operational results for the third quarter ended September 30, 2012.

Q3 Summary

•	Produced 37,908 ounces of payable palladium at a cash cost per ounce(1) of US$423, bringing the nine month total to 119,685 ounces at a cash cost per ounce(1) of US$412;

•	Realized palladium selling price of US$632 per ounce, giving a palladium operating margin of US$209 per ounce, or US$7.6 million;

•	Revenue of $36.2 million;

•	EBITDA(1) of negative $0.5 million and adjusted EBITDA(1) of $5.1 million;

•	Invested $28.1 million in the Lac des Iles (“LDI”) mine expansion, bringing the nine month total to $93 million; and

•	Completed a $43-million convertible debenture financing to fund LDI mine expenditures.

“During the third quarter, we made significant progress advancing the critical milestones of the underground mine expansion while LDI delivered solid operating results,” said Greg Struble, Vice President & Chief Operating Officer.”

Q3 Financial Results(2)

Revenue for the third quarter was $36.2 million, compared to $38.3 million in the third quarter the prior year. The decrease is primarily due to a lower realized palladium price and no gold production from the Sleeping Giant mine.  During the quarter, the Company realized a palladium selling price of US$632 per ounce, as compared to US$742 per ounce in the third quarter last year.

Operations in the third quarter were somewhat affected by underground flooding that occurred in late August following a severe rainstorm, of similar magnitude to the rainstorm that occurred in May of this year. The one-time restoration costs that were incurred relating to pumping, as well as surface and underground mitigation efforts, amounted to $1.6 million in the third quarter, and total $2.3 million for the nine months ended September 30, 2012. These costs are excluded from the cash cost per ounce(1) figures.

Net loss for the quarter was $8.0 million or $0.05 per share compared to a net loss of $2.8 million or $0.02 per share in the same quarter last year.  Adjusted net loss(1) (which excludes exploration costs, mine closure and care and maintenance costs, and one-time payments) was $2.5 million in the third quarter, compared to $0.9 million in the same quarter last year.

www.nap.com

1

EBITDA(1) was negative $0.5 million for the third quarter, compared to EBITDA of $1.7 million in the same quarter last year.  The decrease was primarily due to higher smelter, electricity, refining and royalty costs, flood costs and exploration expenses, as well as a lower realized palladium price.  Adjusted EBITDA(1) (which excludes exploration expenses, mine closure and care and maintenance costs, and one-time payments) was $5.1 million in the third quarter, compared to $3.7 million in the third quarter last year.

In the third quarter, cash used in operating activities was $0.5 million, before changes in non-cash working capital(1), or $0.00 per share, as compared to cash provided by operations of $3.1 million, or $0.02 per share, in the corresponding period in 2011.

In the third quarter, NAP invested $40.4 million on development, comprised of $34.1 million at LDI (including $28.1 million on the LDI mine expansion) and $6.3 million on the development at Vezza. Exploration expenditures in the third quarter amounted to $3.1 million.

Part of the development costs for LDI included capitalizing $2.7 million related to necessary upgrades to its tailings management facility (“TMF”). Due to the two severe rainstorms this year, the extra water in the TMF accelerated the Company’s timeline for the upgrades to the TMF that were initially planned for 2013.

During the third quarter, the Company was also notified of an increase to LDI’s electricity costs for the period of July 1, 2012 until June 30, 2013. The increase results from an annual reassessment of LDI’s power usage during peak consumption hours. The new rates will vary and be determined based on consumption levels, however are expected to increase the cash cost per ounce(1) by approximately US$25 to US$30 for the new period.

During the third quarter, the Company closed a $43-million offering of convertible debentures to fund LDI’s mine expansion and for general corporate purposes. The debentures will mature on September 30, 2017, (unless redeemed earlier by the Company in specified circumstances), and will bear interest at a rate of 6.15% per year, payable semi-annually on March 31 and September 30 of each year. The debentures will be convertible at the holder's option into common shares of the Company at a conversion price of C$2.90 per common share.

As at September 30, 2012, the Company had approximately $61.1 million in working capital, including $23.5 million cash on hand. As at September 30, 2012, the Company has a balance of US$28.2 million available on its US$60.0 million credit facility.

Operational Update

Lac des Iles Palladium Mine

In the third quarter of 2012, the Company produced 37,908 ounces of payable palladium at a cash cost per ounce(1) of US$423. For the nine month period ended September 30, 2012, the Company produced 119,685 ounces of payable palladium, at a cash cost per ounce(1) of US$412.

The Company remains well positioned to achieve its annual production guidance of 150,000 to 160,000 ounces of palladium in 2012, and expects that it will meet the higher end of its cash cost per ounce(1) guidance, closer to US$400 per ounce.

www.nap.com

2

Cash costs in the third quarter were affected by several factors, including: flooding which caused the Company to alter its mining plans, whereby less volume was processed, and at a lower grade as there was proportionately more surface ore processed than underground ore; increased electricity costs; higher labour costs which included a retroactive wage increase under the new LDI union agreement that was signed in September; and higher smelting costs pursuant to the new smelter agreement that was finalized during the second quarter.

During the third quarter, the LDI mill processed 504,022 tonnes of ore, of which 172,879 tonnes came from underground sources (with an average palladium mill head grade of 5.20 grams per tonne), and 331,143 tonnes from surface sources (with an average palladium mill head grade of 2.35 grams per tonne). The combined average palladium mill head grade was 3.33 grams per tonne, and the palladium recovery was 77%.

In the third quarter, mine expansion expenditures totaled $28.1 million, and were $93 million for the nine month period to September 30, 2012. With the substantial development investments already made, the capital spend is not expected to differ materially from the $116 million budget for the year.

During the third quarter, the Company made significant progress advancing the critical aspects of its mine expansion. Recent mine expansion highlights include:

•	Surface construction for the shaft is essentially completed;

•	Service hoist, auxiliary hoist, main electrical substation, and all the related power systems at the hoist house were successfully commissioned;

•	Mining of the first Offset Zone stope has commenced;

•	Shaft sinking is underway and on target for the production hoist to be operational for hoisting ore at the beginning of the third quarter in 2013;

•	Underground ramp and stope development progressing on schedule; and

•	Major components for the production hoist have arrived on site and installation has commenced.

Development work in 2012 has been focused on completing the surface construction activities, advancing underground development (including mine level development and setting up mining stopes), and sinking the shaft.

Vezza Gold Mine

While the pursuit of divestiture opportunities is ongoing, during the third quarter the Company reviewed the operating parameters used during the initial stoping, with the objective of optimizing its mining techniques, and reducing dilution and stope preparation times. The Company is adding and improving long-hole benching techniques and reducing alimak stope mining. Concurrent with this change in method is a review of the optimal mining rates that will balance development requirements and available manpower.

In the third quarter, mine development expenditures totaled $6.3 million, and $22.7 million for the nine month period to September 30, 2012. Expenditures in the fourth quarter are expected to be minimal.

www.nap.com

3

Outlook

Palladium spot prices averaged US$613 in the third quarter, ranging from a low of US$563 per ounce, to a high of US$697 per ounce. Despite some temporary price weakness predominately stemming from the uncertainty of the European debt crisis, the supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook. A supporting factor behind the positive outlook for the metal's future performance is the resilient industrial demand, continuing investment demand, and constrained global supply.

For the remainder of the year, the Company plans to focus on the following milestones:

•	Advancing its mine expansion;

•	Exploring divestiture opportunities for the gold division assets; and

•	Advancing its ongoing near-mine and greenfields palladium exploration programs.

Conference Call and Webcast Details

Date:	Thursday, November 8, 2012
Time:	9:00 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-200-6965 or 416-849-5525 (PIN: 40836449, followed by # sign)
Replay:	1-866-206-0173 or 646-216-7204 (PIN: 277430, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s consolidated financial statements for the third quarter ended September 30, 2012 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

www.nap.com

4

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'guidance', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company's expectations, that there will be no significant disruptions or delays affecting operations or development projects, that production and cash cost per ounce will meet expectations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, and that the Company's current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates, operating costs, production or cash cost per ounce may differ from management's expectations, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, uncertainty of mineral reserves and resources, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

www.nap.com

5

Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(unaudited)

	September 30	December 31
	2012	2011
ASSETS
Current Assets
Cash	$23,462	$50,935
Accounts receivable	78,090	73,048
Taxes receivable	4,061	4,602
Inventories	18,753	20,046
Other assets	5,143	11,255
Total Current Assets	129,509	159,886
Non-current Assets
Mining interests	377,612	256,159
Total Non-current Assets	377,612	256,159
Total Assets	$507,121	$416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$43,903	42,436
Credit facility	14,850	-
Current portion of obligations under finance leases	4,034	2,428
Provisions	1,668	1,000
Taxes payable	715	715
Current derivative liability	3,205	4,875
Total Current Liabilities	68,375	51,454
Non-current Liabilities
Income taxes payable	2,648	2,648
Asset retirement obligations	20,342	20,881
Obligations under finance leases	10,848	2,104
Long-term debt	101,599	65,698
Deferred mining tax liability	5,670	4,264
Total Non-current Liabilities	141,107	95,595
Shareholders’ Equity
Common share capital and purchase warrants	773,255	740,888
Stock options and related surplus	9,231	7,859
Equity component of convertible debentures, net of issue costs	6,931	-
Contributed surplus	8,873	8,873
Deficit	(500,651)	(488,624)
Total Shareholders’ Equity	297,639	268,996
Total Liabilities and Shareholders’ Equity	$507,121	$416,045

www.nap.com

6

Consolidated Statement of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Revenue	$36,193	$38,310	$121,340	$126,422

Mining operating expenses
Production costs	24,257	28,928	79,022	88,138
Smelting, refining and freight costs	3,417	2,432	10,157	6,007
Royalty expense	1,691	1,106	4,756	4,131
Depreciation and amortization	5,027	4,201	13,894	13,306
Gain on disposal of equipment	(28)	(891)	(296)	(1,133)
Gold mine closure, care and maintenance costs	104	-	1,455	-
Other	1,595	-	2,329	-
Total mining operating expenses	36,063	35,776	111,317	110,449
Income from mining operations	130	2,534	10,023	15,973

Other expenses
Exploration	3,102	1,956	11,074	11,929
General and administration	3,208	2,938	9,694	9,478
Other income	(232)	(753)	(2,948)	(2,608)
Interest expense and other costs	1,225	465	3,575	871
Foreign exchange (gain) loss	(654)	114	(693)	397
Total other expenses	6,649	4,720	20,702	20,067
Loss before taxes	(6,519)	(2,186)	(10,679)	(4,094)
Income and mining tax expense	(1,527)	(630)	(1,348)	(3,663)
Loss and comprehensive loss for the period	$(8,046)	$(2,816)	$(12,027)	$(7,757)
Loss per share
Basic	$(0.05)	$(0.02)	$(0.07)	$(0.05)
Diluted	$(0.05)	$(0.02)	$(0.08)	$(0.05)
Weighted average number of shares outstanding
Basic	174,517,396	162,585,679	169,381,207	161,739,687
Diluted	174,517,396	162,585,679	169,398,481	161,739,687

www.nap.com

7

Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash provided by (used in)
Operations
Net loss for the period	$(8,046)	$(2,816)	$(12,027)	$(7,757)
Gold mine reclamation expenditures	-	-	(1,448)	-
Operating items not involving cash
Depreciation and amortization	5,027	4,201	13,894	13,306
Accretion expense	795	90	2,406	259
Deferred income and mining tax expense	674	1,555	1,406	376
Share-based compensation and employee benefits	591	884	2,326	2,674
Other	468	(853)	846	(1,008)
	(491)	3,061	7,403	7,850
Changes in non-cash working capital	5,004	12,822	2,532	17,024
	4,513	15,883	9,935	24,874
Financing Activities
Issuance of common shares and warrants, net of issue costs	(135)	461	32,769	62,249
Issuance of convertible debentures, net of issue costs	40,784	-	40,784	-
Credit facility	-	-	15,287	-
Finance lease facility	-	-	11,239	-
Repayment of obligations under finance leases	(1,150)	(356)	(3,741)	(1,350)
Interest paid	(4,213)	(38)	(8,175)	(125)
Mine reclamation deposit	-	-	-	8,437
	35,286	67	88,163	69,211
Investing Activities
Additions to mining interests	(40,447)	(50,561)	(126,117)	(133,068)
Proceeds on disposal of mining interests	224	851	546	1,303
	(40,223)	(49,710)	(125,571)	(131,765)
Decrease in cash	(424)	(33,760)	(27,473)	(37,680)
Cash, beginning of period	23,886	71,239	50,935	75,159
Cash, end of period	$23,462	$37,479	$23,462	$37,479

www.nap.com

8